FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                 04 August 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. July Traffic Stats




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date: 04 August 2006



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          July Traffic Stats







                  TRAFFIC AND CAPACITY STATISTICS - July 2006

Summary of the headline figures

In July 2006, passenger capacity, measured in Available Seat Kilometres, was 2.8 per cent above July 2005. Traffic, measured in Revenue Passenger Kilometres, was higher by 4.4 per cent. This resulted in a passenger load factor up 1.2 points versus last year, to 82.3 per cent. The increase in traffic comprised a
11.0 per cent increase in premium traffic and a 3.3 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, fell by 0.9 per
cent.   Overall load factor increased by 1.2 points to 73.7 per cent.

Market conditions

Strong revenue is expected to continue, supported by significant promotional activity driving seat factors in all cabins. For the year to March 2007, total revenue is expected to improve by 6 - 7 per cent, up from previous guidance of 5
- 6 per cent due to the impact of record seat factors and better cabin mix. Capacity growth in the first half of the year is expected to be about 4 per cent slowing in the second half of the year to achieve a full year increase of 2.5 - 3 per cent.

Costs

Fuel costs for the year are now expected to be GBP550 - GBP600 million up on last year. Costs excluding fuel which were previously forecast flat, are now expected to be slightly higher this year as pension costs are driving employee costs up.

Strategic Developments

British Airways reached agreement with its trade unions to merge its Gatwick based longhaul and shorthaul cabin crew into a single fleet from October this year. The deal provides for significant gains in productivity and staff flexibility and reductions in employee costs estimated at GBP13.2 million a year.

At BA's annual general meeting, BA's chairman Martin Broughton said the trustees of the New Airways Pension Scheme (NAPS) had written to the company to say they accept that on-going contributions much in excess of current levels may not be sustainable and that a reduction in future benefits is likely to be required. NAPS has an accounting deficit of GBP2.1 billion.

As part of an initial public offering by WNS (HOLDINGS) Ltd on the New York Stock Exchange, British Airways sold its 14.6 per cent shareholding in the India based business services company, for net US$ 96 million (approximately GBP52 million). The airline will report a gain on disposal of approximately GBP48 million in Q2 and the proceeds will be used to repay existing gross debt which at March 31, 2006 amounted to GBP4.1 billion.

A new five times a week service is to be launched from Heathrow to Calgary in Canada on December 1, 2006. British Airways will also increase flights from Heathrow to JFK from seven to eight per day and increase flights from Heathrow to Sao Paulo in Brazil from seven to 10 each week.

British Airways announced an increase in the number of seats available at its record low one-way fare of GBP29 by five hundred per cent from July 27. Almost two million additional seats are now annually available from Gatwick to Europe at low fares. More than 900,000 are priced from GBP29 one-way (including taxes and charges) and a further 700,000 from GBP34.

The airline held a summer sale with up to GBP585 off popular holiday destinations. Flights from London to Bermuda and Antigua began at just GBP299, New York from GBP249 return and Mumbai from GBP299.

The airline extended its on-line check-in facility to families and groups of six or less to further minimize waiting time at the airport.


August 4, 2006


BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS


                                                 Month of July                      Financial year
                                                                                 April through to July
BRITISH AIRWAYS                                         Change                                   Change
SCHEDULED SERVICES                   2006       2005       (%)              2006        2005        (%)

Passengers carried (000)
UK/Europe                            2303       2280      +1.0              8500        8367       +1.6
Americas                              719        693      +3.7              2782        2630       +5.8
Asia Pacific                          172        176      -2.2               635         606       +4.7
Africa and Middle East                302        259     +16.7              1124         959      +17.3
Total                                3495       3408      +2.6             13041       12562       +3.8

Revenue passenger km (m)
UK/Europe                            2199       2157      +1.9              8044        7817       +2.9
Americas                             4851       4671      +3.9             18739       17635       +6.3
Asia Pacific                         1769       1806      -2.0              6439        6233       +3.3
Africa and Middle East               2001       1735     +15.3              7479        6428      +16.4
Total                               10820      10369      +4.4             40701       38113       +6.8

Available seat km (m)
UK/Europe                            2758       2826      -2.4             10746       11033       -2.6
Americas                             5814       5552      +4.7             22593       21569       +4.8
Asia Pacific                         2092       2234      -6.3              8211        8318       -1.3
Africa and Middle East               2477       2174     +13.9              9780        8539      +14.5
Total                               13141      12786      +2.8             51330       49458       +3.8

Passenger load factor (%)
UK/Europe                            79.7       76.3      +3.4 pts          74.9        70.8       +4.1 pts
Americas                             83.4       84.1      -0.7 pts          82.9        81.8       +1.1 pts
Asia Pacific                         84.6       80.8      +3.8 pts          78.4        74.9       +3.5 pts
Africa and Middle East               80.8       79.8      +1.0 pts          76.5        75.3       +1.2 pts
Total                                82.3       81.1      +1.2 pts          79.3        77.1       +2.2 pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)                  402        406      -0.9              1631        1591       +2.5
Total RTK                            1481       1440      +2.8              5685        5386       +5.5
Available tonne km (m)               2011       1985      +1.3              7942        7710       +3.0

Overall load factor (%)              73.7       72.5      +1.2 pts          71.6        69.9       +1.7 pts


Certain statements included in this statement may be forward-looking and may involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's business and financing plans, expected future revenues and expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy.

                                                              Investor Relations
                                                                Waterside (HCB3)
                                                                      PO Box 365
                                                                   Harmondsworth
                                                                         UB7 OGB
                                                       Tel: +44 (0) 20 8738 6947
                                                       Fax: +44( 0) 20 8738 9602